Kenneth G. Sam (303) 629-3445 FAX (303) 629-3450 sam.kenneth@dorsey.com

March 4, 2008

VIA EDGAR and Facsimile (202-772-9220)

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Nasreen Mohammed

Re:	Rubicon Minerals Corporation
Extension Request to Respond to the Securities and Exchange Commission
Staff Comments dated February 21, 2008
(SEC File No. 001-32292)

Ladies and Gentlemen:

We are special U.S. securities law counsel to Rubicon Minerals Corporation (the “Company”). On December 10, 2007, the Company received comments from the staff of the Securities and Exchange Commission (“SEC”) on its Form 40-F for the year ended December 31, 2006, filed with the SEC on April 2, 2007. The Company responded to the staff’s comments and a second comment letter was issued on February 21, 2008. The comment letter required a response within ten (10) business days. On March 18, 2008, we verbally informed Nasreen Mohammed that the Company planned to respond to the staff’s comments in two weeks. The Company respectfully requests an extension to submit a response to the staff on or about March 21, 2008.

Please contact me with any questions or concerns at 303-629-3445.
                                                                                                 Respectfully,

/s/ Kenneth G. Sam
Kenneth G. Sam

KGS:hld

cc:	Bob Lewis, Rubicon Minerals Corporation